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                             March 26, 2024

       Dr. Babak A. Taheri
       Chief Executive Officer
       Silvaco Group, Inc.
       4701 Patrick Henry Drive, Building #23
       Santa Clara, CA 95054

                                                        Re: Silvaco Group, Inc.
                                                            Amendment No. 6 to
Draft Registration Statement on Form S-1
                                                            Submitted March 18,
2024
                                                            CIK No. 0001943289

       Dear Dr. Babak A. Taheri:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 6 to Draft Registration Statement on Form S-1

       Use of Proceeds, page 53

   1. We note that the company intends to use a portion of the offering proceeds to repay the
                                                        2022 Credit Line and
the East West Bank Loan. Please expand your disclosure to include the interest rates and
maturity of such indebtedness. Refer to Item 504 of Regulation S-K.
 Dr. Babak A. Taheri
FirstName  LastNameDr. Babak A. Taheri
Silvaco Group, Inc.
Comapany
March      NameSilvaco Group, Inc.
       26, 2024
March2 26, 2024 Page 2
Page
FirstName LastName
       Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Matthew Crispino at 202-551-3456 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Drew Valentine